SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                          ------------------------

                                  FORM 8-A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                          Sola International Inc.
          --------------------------------------------------------
           (Exact name of registrant as specified in its charter)

                 Delaware                                    94-3189941
---------------------------------------------           ----------------------
 (State of incorporation or organization)                 (I.R.S. Employer
                                                         Identification No.)

     2420 South Hill Road, Suite 200,
          Menlo Park, California                                94025
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 (Address of principal executive offices)                    (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered Name of each exchange on which --------------------------------------- each class is to be registered
                                            ------------------------------

Preferred Stock Purchase Rights               New York Stock Exchange

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
------------------------------------------------------------------------------
                              (Title of Class)


Item 1.   Description of Securities to be Registered.
          ------------------------------------------

          On August 26, 1998, the Board of Directors of Sola International Inc. (the "Company") declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock, par value $.01 per share, of the Company (the "Common Shares"), payable to the holders of record of the Common Shares as of the close of business on September 9, 1998. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one one-thousandth of a share of a series of preferred stock, designated as Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Stock"), at a price of $150 per one one-thousandth of a share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and BankBoston, N.A. as Rights Agent, dated as of August 27, 1998. A copy of the Rights Agreement is attached as an exhibit hereto and is hereby incorporated by reference. The following summary of the Rights is qualified in its entirety by reference to the Rights Agreement. The terms of the Preferred Stock are summarized below and are set forth in a Certificate of Designation attached as Exhibit A to the Rights Agreement.

          Until the earliest to occur of (i) a public announcement that, without the prior consent of the Board of Directors of the Company, a person or group, including any affiliates or associates of such person or group (an "Acquiring Person"), acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares (the "Stock Acquisition Date") or (ii) ten business days (or such later date as the Board of Directors may determine) following the commencement or announcement of an intention (which is not subsequently withdrawn) to make a tender offer or exchange offer which would result in any person or group (and related persons) having beneficial ownership of 15% or more of the outstanding Common Shares without the prior consent of the Board of Directors (the earliest of such dates being called the "Distribution Date"), the Rights will be attached to all Common Share certificates and will be evidenced by the Common Share certificates. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after September 9, 1998 upon transfer, replacement or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any Common Share certificates outstanding as of September 9, 1998, even without such a notation, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and the separate Rights Certificates alone will evidence the Rights.

          The Rights are not exercisable until the Distribution Date. The Rights will expire on August 26, 2008, unless earlier redeemed by the Company as described below.

          The Preferred Stock purchasable upon exercise of the Rights will be nonredeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each share of Preferred Stock will have a preferential quarterly dividend in an amount equal to the greater of $10.00 and 1,000 times the dividend declared on each Common Share. In the event of liquidation, the holders of Preferred Stock will be entitled to receive a minimum preferred liquidation payment of $100 per share, provided that they will be entitled to an aggregate payment per share of at least 1,000 times the aggregate payment made per Common Share. Each share of Preferred Stock will have one thousand votes, voting together with the Common Shares. The rights are protected by customary anti-dilution provisions. In the event that the amount of accrued and unpaid dividends on the shares of Preferred Stock is equivalent to at least six full quarterly dividends, the holders of the Preferred Stock shall have the right, voting as a class, to elect two directors in addition to the directors elected by the holders of the Common Shares until all dividends in default on the Preferred Stock have been paid in full and dividends for the current dividend period declared and funds therefor set apart.

          In the event that any person becomes an Acquiring Person, each holder of a Right generally will thereafter have the right for a 60 day period after the later of the date of such event and the effectiveness of an appropriate registration statement (or such other longer period set by the Board of Directors) to receive upon exercise of the Right that number of Common Shares (or under certain circumstances, that number of units of one one-thousandth of a share of Preferred Stock or other securities) having a value (immediately prior to the occurrence of a Person becoming an Acquiring Person) of two times the Purchase Price (such right being called the "Flip-In Right"). Notwithstanding the foregoing, following the occurrence of a Person becoming an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by the Acquiring Person, or any affiliate or associate thereof will be null and void.

          In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction or (ii) more than 50% of the Company's assets or earning power is sold or transferred, then each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price. The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right.

          The Purchase Price payable, the number of Rights and the number of shares of Preferred Stock, Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock, certain convertible securities or securities having the same or more favorable rights, privileges and preferences as the Preferred Stock at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of earnings or retained earnings and dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above.)

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

          The number of outstanding Rights associated with each share of Common Stock and the voting and economic rights of each one one-thousandth of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

          At any time prior to the earliest to occur of (i) the close of business on the Stock Acquisition Date or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors of the Company. Additionally, the Company may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price after the triggering of the Flip-In Right and before triggering the Flip-Over Right in connection with a merger or other business combination transaction or series of transactions involving the Company in which all holders of Common Shares are treated alike but not involving an Acquiring Person (or any person who was an Acquiring Person) or its affiliates or associates. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

          Except as set forth above, the terms of the Rights may be amended by the Board of Directors of the Company, (i) prior to the Distribution Date in any manner, and (ii) on or after the Distribution Date to cure any ambiguity, to correct or supplement any provision of the Rights Agreement which may be defective or inconsistent with any other provisions, or in any manner not adversely affecting the interests of the holders of the Rights (including the interests of any Acquiring Person), or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement.

          The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed. However, the Rights generally should not interfere with any merger or other business combination approved by the Board of Directors.

          The form of Rights Agreement between the Company and BankBoston, N.A. specifying the terms of the Rights, Exhibit A thereto -- the form of Certificate of Designation setting forth the terms of the Preferred Stock -- Exhibit B thereto -- the Form of Rights Certificate -- and Exhibit C thereto -- the Summary of Rights to Purchase Preferred Stock -- are attached hereto as Exhibit 1 and are incorporated herein by reference. The foregoing description of the Rights is qualified by reference to the Rights Agreement.

          Item 2.   Exhibits.
                    ---------

          1 Form of Rights Agreement (the "Rights Agreement") dated as of August 27, 1998 between Sola International Inc. and BankBoston, N.A. which includes, as Exhibit A thereto, the form of Certificate of Designation specifying the terms of the Preferred Stock and, as Exhibit B thereto, the form of Rights Certificate and, as Exhibit C thereto, the form of Summary of Rights to Purchase Preferred Stock. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until a person acquires beneficial ownership of 15% or more of the Common Shares or 10 days (or such later date as the Board of Directors of the Company may determine) after a person commences or announces its intention to commence an offer if, upon consummation thereof, such person would become an Acquiring Person (as defined in the Rights Agreement).

                                 SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                    SOLA INTERNATIONAL INC.


                                    By /s/ John E. Heine
                                      -----------------------
                                       John E. Heine
                                       President and Chief
                                       Executive Officer



Date:  August 27, 1998

                               EXHIBIT INDEX
                               -------------


Exhibit   Description
-------   -----------

  1 Form of Rights Agreement (the "Rights Agreement") dated as of August 27, 1998 between Sola International Inc. and BankBoston, N.A. which includes, as Exhibit A thereto, the form of Certificate of Designation specifying the terms of the Preferred Stock, and, as Exhibit B thereto, the form of Rights Certificate and, as Exhibit C thereto, the form of Summary of Rights to Purchase Preferred Stock. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until a person acquires beneficial ownership of 15% or more of the Common Shares or 10 days (or such later date as the Board of Directors of the Company may determine) after a person commences or announces its intention to commence an offer if, upon consummation thereof, such person would become an Acquiring Person (as defined in the Rights Agreement).